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Exhibit 12.1

Clayton Williams Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Nine months ended September 30, 2013
Historical	2008	2009	2010	2011	2012
	(In thousands except ratios)
EARNINGS:
Net income (loss) from continuing operations	$141,242	$(115,960)	$36,938	$93,823	$35,103	$(31,287)
Add: Interest expense included in earnings(1)	24,994	23,758	24,402	32,919	38,664	30,106

Total earnings	$166,236	$(92,202)	$61,340	$126,742	$73,767	$(1,181)

FIXED CHARGES:(2)
Interest expense included in earnings(1)	$24,994	$23,758	$24,402	$32,919	$38,664	$30,106
Capitalized interest	3,755	698	493	729	1,010	949

Total fixed charges	$28,749	$24,456	$24,895	$33,648	$39,674	$31,055

Ratio of earnings to fixed charges	5.8	—	2.5	3.8	1.9	—

Coverage deficiency	$—	$116,658	$—	$—	$—	$32,236

(1)
Amortization of deferred financing costs is included in interest expense.

(2)
Interest factor attributable to rental expense is not significant.

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  Exhibit 12.1